Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 E-mail firstpoint@firstpointminerals.com

FINANCIAL STATEMENTS

FIRST QUARTER 2004

May 27, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of First Point Minerals Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

FIRST POINT MINERALS CORP.
CONSOLIDATED BALANCE SHEETS

March 31, 2004 and December 31, 2003

ASSETS
		March 31	December 31
		2004	2003

		(Unaudited)	(Audited)
		$	$
CURRENT
Cash		1,411,930	1,869,354
Accounts and advances receivable		29,403	30,339
Prepaid expenses and deposits		43,499	33,571

		1,484,832	1,933,264

FUNDS IN TRUST	(Note 9)	61,246	61,246
INVESTMENT	(Note 3)	32,128	-
CAPITAL ASSETS	(Note 4)	864,073	31,086
MINERAL PROPERTIES	(Note 5)	2,490,397	3,348,973

		4,932,676	5,374,569

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		158,625	16,784

SHAREHOLDERS' EQUITY

SHARE CAPITAL	(Note 6)	10,140,650	10,114,236
CONTRIBUTED SURPLUS		281,298	278,697
DEFICIT		(5,647,897)	(5,035,148)

		4,774,051	5,357,785

		4,932,676	5,374,569

APPROVED BY THE DIRECTORS

Robert A. Watts	Peter M.D. Bradshaw

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited, prepared by management)

FOR THE THREE MONTHS ENDED MARCH 31	2004	2003
	$	$
EXPENSES
Accounting, legal and audit	473	1,160
Amortization	1,954	1,628
Communication	1,041	714
Management fees	16,000	9,600
Office and administration	7,199	3,218
Rent	5,161	4,253
Stock-based compensation	2,601	-
Travel and promotion	14,373	12,757
Trust and filing fees	11,824	5,640
Wages and benefits	22,299	9,457
General exploration	176,259	64,037

LOSS BEFORE OTHER ITEMS	259,184	112,464

OTHER ITEMS:
Interest income	(8,513)	(5,061)
Loss/(gain) on foreign exchange	862	(5,195)
Write-off of mineral properties	361,216	-

NET LOSS FOR THE PERIOD	612,749	102,208
DEFICIT, BEGINNING OF PERIOD	5,035,148	4,164,852

DEFICIT, END OF PERIOD	5,647,897	4,267,060

LOSS PER SHARE (Note 7)	(0.02)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	31,153,454	23,274,967

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
CONSOLIDATEDLIDATED STATEMENTS OF CHANGES IN CASH POSITION
(Unaudited, prepared by management)

For the three months ended March 31	2004	2003
	$	$
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	(612,749)	(102,208)
Add items not involving cash:
Amortization	1,954	1,628
Stock-based compensation	2,601	-
Write-off of mineral properties	1,136,636	-

	528,442	(100,580)
Changes in non-cash working capital components:
Accounts receivable	936	22,072
Prepaid expenses	(9,928)	9,262
Accounts payable and accrued liabilities	141,841	10,376

	661,291	(58,870)

FINANCING ACTIVITIES
Common shares issued for cash	26,414	158,750

INVESTING ACTIVITIES
Equity in development company	(864,073)	-
Mineral exploration	(278,060)	(315,461)
Purchase of capital assets	(2,996)	(5,604)

	(1,145,129)	(321,065)

NET CASH (USED) DURING PERIOD	(457,424)	(221,185)
CASH, BEGINNING OF PERIOD	1,869,354	946,333

CASH, END OF PERIOD	1,411,930	725,148

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)
March 31, 2004 and 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These unaudited interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The financial statements have not been audited, reviewed or otherwise verified as to the accuracy or completeness of information. Readers are cautioned that these statements may not be appropriate for their purposes.

	March 31, 2004	December 31, 2003

Deficit	$(5,647,897)	$(5,035,148)
Working Capital	$1,326,207	$1,916,480

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2003. They do not include all of the information and disclosures required by Canadian GAAP for audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company, including the notes thereto.

The Company has not changed any of its existing accounting policies, nor has it adopted any new accounting policies since its last fiscal year end.

Stock-Based Compensation

The Company records compensation associated with stock options granted to consultants, directors, officers and employees using a fair value measured basis and records the expense as the options vest with the recipients.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current period’s presentation.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)
March 31, 2004 and 2003

3.

INVESTMENT

The Company entered into an agreement (the “Shareholder Agreement”) effective January 16, 2004 with a Michigan limited liability company, Menominee River Exploration Co., LLC (“MREC”) and seven individuals, being the owners of MREC (the “Initial US Investors”). Pursuant to the terms of the Shareholder Agreement, MREC and the Company transferred MREC’s Back Forty project in Michigan and First Point’s Cedros Property in Honduras to a new company, Aquila Resources Corp. In addition, First Point agreed to provide the management services needed to take Aquila public on a Canadian stock exchange and to use its best efforts to arrange for certain funds to be raised for Aquila.

As consideration for the foregoing transactions, Aquila issued 2,215,569 of its common shares to First Point, of which 1,000,000 shares are held in a special escrow account pending the Honduran government completing transfer of title to the Cedros property to Aquila. First Point also purchased 253,208 common shares of Aquila at $0.35 per share. Concurrently, the Initial US Investors purchased 889,649 common shares of Aquila at the same price. As a result of the foregoing transactions, at the end of the first quarter, the Company owned an aggregate of 2,468,778 shares of Aquila, representing an ownership interest in Aquila of 22.16%.

The carrying value of the Cedros property ($1,136,636) was written off during the first quarter, with transfer of ownership of this property to Aquila. The investment in Aquila ($864,073) was arrived at by valuing the Company’s shareholding in Aquila at $0.35 per share.

4.	EQUIPMENT

		March 31, 2004		December 31, 2003
		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value
	$	$	$	$
Computers	37,355	24,269	13,086	12,724
Office furniture and equipment	71,394	52,352	19,042	18,362

	108,749	76,621	32,128	31,086

5.

MINERAL PROPERTIES

HONDURAS

Cacamuya Property

The Company acquired an option in July 1999 to purchase a 60% interest in the Cacamuya Property in southern Honduras from Minera Battle Mountain Gold Company ("BMG"). BMG has subsequently become a wholly-owned subsidiary of Newmont Gold Company.

To earn its interest, the Company must incur US$1,000,000 in exploration expenditures (US$1,100,143.76 incurred as at March 31, 2004) and issue 700,000 common shares (200,000 issued as at March 31, 2004) to BMG by July 2004. BMG will retain a 0.6% NSR interest in the property.

The Company also has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and converts title to the property. Breakwater Resources will retain a sliding scale royalty of 0.4% of the gross sale proceeds starting at US$325 per ounce of gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400 per ounce of gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25 per ounce of silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00 per ounce of silver for all silver production.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)
March 31, 2004 and 2003

Guayape Property

Late in the first quarter of 2004, the Company acquired an exploration concession from the Honduran government covering the Guayape Property. A total of $3,144 in deferred exploration expenditures were incurred on this concession in the quarter.

NICARAGUA

Rio Luna Property

In December 2002, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property from Novaterra Resources Inc. (“NRI”) and Inversiones de Terra Nova S.A. (“Intersa”), a subsidiary of NRI.

To keep the option agreement in good standing the Company must make a cash payment to NRI of US$10,000 prior to or on the second anniversary date of the option agreement, and issue an additional 60,000 common shares of the Company to NRI prior to or on the third anniversary date.

EL SALVADOR, HONDURAS, NICARAGUA

Exploration and Property Option Agreement

In February 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. (“BHPBilliton”) whereby the parties agreed to complete a US$200,000 exploration program in El Salvador, Honduras and Nicaragua (the “Target Area”) to explore for copper-gold deposits, with the Company as operator of the program. BHPBilliton subscribed to a private placement of First Point units at $0.42 per unit, being the equivalent of US$50,000, and contributed an additional US$50,000 in cash to the exploration budget. The Company is contributing an aggregate of US$150,000 to the exploration budget. Expenditures under this agreement during the quarter amounted to US$77,111, and cumulative expenditures since inception of the agreement have been US $201,642, both figures being exclusive of a 7.5% management fee the Company is entitled to receive for managing the exploration program.

Until such time as a property has been acquired, all expenditures incurred under this agreement are being expensed.

The properties currently controlled by the Company in Honduras and Nicaragua are excluded from the agreement with BHPBilliton. In addition, any copper-gold deposit identified pursuant to this agreement, unless the copper constitutes more than 25% of the economic value of the deposit, will belong 100% to the Company, and BHPBilliton will have no interest in such deposit.

6.	SHARE CAPITAL Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)
March 31, 2004 and 2003

		Number of
		Common
		Shares	$
	Common shares:
	Issued at December 31, 2002	22,839,954	8,015,161

	Private placements (1)	6,178,000	1,510,260
	Warrants exercised	1,950,000	557,950
	Shares issued for a prepaid expense	30,500	10,065
	Options exercised	50,000	16,000
	Mineral property acquisition	15,000	4,800
		8,223,500	2,099,075

	Issued at December 31, 2003	31,063,454	10,114,236

	Warrants exercised	90,000	26,414

	Issued at March 31, 2004	31,153,454	10,140,650

	(1) net of share issue costs of $64,500

a)

Stock options:

The Company has an incentive stock option plan that conforms to the requirements of the TSX Venture Exchange and that has been approved by the shareholders. Options to purchase common shares have been granted to directors, officers, employees and consultants of the Company at exercise prices determined by the market value of the common shares on the date of the grant. A summary of the options outstanding at March 31, 2004 follows:

Number	Exercise Price	Expiry
Outstanding	$	Date
50,000	0.32	August 1, 2004
620,000	0.39	December 27, 2004
50,000	0.53	February 27, 2005
50,000	0.55	April 30, 2005
315,000	0.50	June 27, 2005
75,000	0.19	January 16, 2007
305,000	0.20	January 22, 2007
50,000	0.53	June 4, 2007
460,000	0.55	June 27, 2007
150,000	0.34	November 4, 2008
710,000	0.35	December 12, 2008
40,000	0.33	February 1, 2009
2,875,000

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)
March 31, 2004 and 2003

6.	SHARE CAPITAL (continued)

			Weighted-Average
	Weighted-Average	Number	Contractual
	Exercise Price	of Options	Remaining Life

Balance, December 31, 2002	0.41	2,274,000	3.03
Granted	0.36	910,000
Exercised	0.53	(50,000)
Cancelled	0.20	(100,000)
Balance, December 31, 2003	0.35	3,034,000	2.80
Granted	0.33	40,000
Expired	0.45	(199,000)
Balance, March 31, 2004	0.34	2,875,000	2.94

The fair value of options reported as compensation expense in the current quarter has been estimated using the Black-Scholes Option Pricing Model using the following assumptions: a risk free interest rate of 3.64%, an expected life of 5 years; an expected volatility of 132%, no expectation for the payments of dividends, and a schedule of 10,000 options vesting during each quarter of 2004. Based on these variables, stock-based compensation expense of $2,601 was recorded during the current quarter.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

b)	Warrants outstanding at March 31, 2004 are summarized as follows:

	Number	Exercise Price	Expiry
	Outstanding	$	Date
	1,216,000	0.35	May 12, 2004
	375,000	0.35	May 12, 2004
	82,987	0.65	July 2, 2004
	89,000	0.62(1)	April 28, 2005
	3,100,000	0.30	December 9, 2005
	4,862,987

Note:	Exercise price of these warrants increased from $0.52 per share on April 28, 2004, per the terms of the private placement.

7.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the quarter. Diluted loss per share has not been calculated as it is anti-dilutive.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)
March 31, 2004 and 2003

8.	RELATED PARTY TRANSACTIONS During the quarter, the Company paid companies controlled by Company officers an aggregate of $16,000 (2003 – $9,600) for management and administrative services.

9.

FUNDS IN TRUST

The Company has a trust account, which holds $61,246, the equivalent of six months salary of an officer at the time the trust was established for the benefit of that officer. The trust was to have expired on October 1, 2004, but the term was extended to October 1, 2005. If the officer continues to be employed by the Company at that date, the trust funds will be returned to the Company.

10.

LEASE OBLIGATION

The Company’s lease on its existing premises will expire on May 31, 2007. Effective January 1, 2004, the Company entered into a short-term lease that will expire on December 31, 2005 on additional office space adjoining its existing premises. The aggregate annual lease obligation for the combined space will be as approximately as follows:

2004	2005	2006	2007

$57,000	$57,500	$44,000	$18,300

11.

SUPPLEMENTARY NOTES

As at May 25, 2004, there were 31,153,454 common shares outstanding. There were also 3,050,000 options outstanding with exercise prices ranging from $0.19 to 0.55 per share and expiry dates extending to April 15, 2009 and 4,862,987 warrants outstanding with exercise prices ranging from $0.30 to $0.62 per share and expiry dates extending to December 9, 2005.

12.	SUBSEQUENT EVENTS In addition to any items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2004:

On April 15, 2004, the Company granted 175,000 stock options to officers and directors for a term of five years and at an exercise price of $0.20 per share.